

July 21, 2014

Via E-mail
Terry McEwen
Chief Executive Officer
CleanTech Innovations, Inc.
C District, Maoshan Industry Park
Tieling Economic Development Zone
Tieling, Liaoning Province
China 112616

> **Re:** **CleanTech Innovations, Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed June 24, 2014**
> **File No. 001-35002**

Dear Mr. McEwen:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. To the extent applicable, please provide the information required by Item 5(a) and (d) of Schedule 14C in connection with the delivery of documents to shareholders sharing the same address.

2. In the first paragraph on page 1, you discuss five separate actions for which the information statement is being furnished to the shareholders. However, the information statement does not appear to provide much, if any additional, information about the Spin-Off or the Debt Conversion. Please revise the information statement to include a more fulsome discussion about these two actions. In particular, please ensure that your disclosure addresses the following issues:

- Why the board of directors under the direction of Mr. McEwen determined to explore a strategic reorganization at this time. Please discuss other strategic alternatives considered by the board, which did not involve the divesting of the current business, and how the board arrived at the determination that a share exchange with Six Dimensions and a spin-off of the current business operations were in the best interest of the shareholders. In an appropriate section of the information statement, please include a brief discussion of the material terms of the Divesture and Exchange Agreement (Exhibit 10.1 to the Form 8-K filed with the Commission on June 16, 2014);

- How the divesture of the company's wholly-owned subsidiary, Liaoning Creative Bellows Co., fit within the restructuring efforts of NYGG (Asia) Ltd.'s debt. In this regard, we note that in the second paragraph of the form of proxy (Exhibit B to the Divesture and Exchange Agreement), you state that the irrevocable proxy was granted "in connection with certain restructuring efforts to be pursued by the Company in consideration of NYGG (Asia) Ltd.'s forgiveness of certain debt owed by the Company and/or its affiliates," and does not specify the other actions discussed in the information statement for which a shareholder vote is required; and

- As part of your Debt Conversion discussion, please disclose NYGG (Asia) Ltd.'s ultimate beneficial ownership of the company's stock following the closing of the Exchange. Your disclosure should cover beneficial ownership of the company's securities that NYGG, directly or indirectly, will have after the closing of the Exchange. As defined in Exchange Act Rule 13d-3, a beneficial owner of a security includes "any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (1) voting power which includes the power to vote, or to direct the voting of, such security; and/or, (2) investment power which includes the power to dispose, or to direct the disposition of such security."

3. Please provide disclosure of the order in which you expect to execute the noted actions. It is unclear, for example, whether the divesting of Creative Bellows has taken place, or whether it will happen concurrently with the share exchange transaction.

4. Please revise the information statement as appropriate to reflect the reverse stock split that became effective on July 14, 2014. In this regard, we note the Form 8-K filed on July 3, 2014.

Action 2. – The Exchange, page 6

Explanatory Note Regarding the Exchange Agreement, page 6

5.   Please note that disclosure stating that the representations and warranties contained in the exchange agreement were made solely for purposes of such agreement and solely for the benefit of the parties to such agreement, suggests that the agreement does not constitute public disclosure under the federal securities laws of the United States. Please note that investors are entitled to rely upon disclosures in your publicly filed documents, including disclosures regarding representations and warranties. Please revise your disclosure to remove such implication. Please address this comment also with respect to your "Representations and Warranties" disclosure on page 8.

The Exchange, page 7

6.   Please identify the exemption from the registration requirements of the Securities Act, pursuant to which you expect to consummate the Exchange transaction, and discuss briefly the basis upon which you are relying for the exemption.

7.   Please elaborate on the reasons for engaging in the Exchange transaction, how you identified Six Dimension as an acquisition target, and who initiated the first contact between the two parties.

8.   To the extent applicable, please disclose any past contacts, transactions or negotiations between the parties as required by Item 1005(b) of Regulation M-A. Refer to Item 14(b)(7) of Schedule 14A.

Conditions to the Exchange, page 9

9.   Please revise your disclosure to add that the closing of the Exchange transaction is also subject to Six Dimension's completion of a private placement equity offering for a minimum aggregate amount of $3 million and maximum of $5.1 million. Briefly disclose the significance of this financing contingency in the context of the Exchange transaction, and whether or not it has been met.

Interests of Directors and Officers in the Exchange, page 10

10.   You state that Mr. McEwen may have had interests in the Exchange that may be different from, or in addition to, the interests of other shareholders. Please revise your disclosure to provide qualitative and quantitative disclosure of any substantial interest, direct or indirect, by security holdings or otherwise, that Mr. McEwen may have in the Exchange or in any of the other actions discussed in the information statement. Please ensure that you provide this disclosure not only with respect to the officers and directors of the

company, but also with regard to any of their associates. Please refer to Item 3 of Schedule 14C and the definition of "associate" set forth in Exchange Act Rule 14a-1.

Summary of Actions by the Board of Directors and Consenting Shareholders, page 20

11.   This summary appears to only address the amendment to the Certificate of Amendment of the Articles of Incorporation. Please either confirm that the listed actions were the only actions requiring shareholder approval, or otherwise ensure that the summary covers all of the actions listed on the first page of the information statement.

Incorporation by Reference, page 31

12.   In this section, please list all documents you incorporate by reference. For example, we note on page 4 that you incorporate your Form 10-K for the fiscal year ended December 31, 2013 by reference.

Unaudited Pro Forma Condensed Statement of Operations, page F-3

13.   We note you have included a pro forma adjustment for anticipated public company costs. It appears you should remove this adjustment from you presentation, as it is unclear how the amount can be viewed as factually supportable. Please refer to Rule 11-02(b)(6) of Regulation S-X for guidance.

14.   In lieu of a pro forma adjustment for anticipated public company costs, please consider pro forma, footnote-only disclosure of such costs, along with a clear indication that your pro forma presentation omits any adjustment for the amounts you estimate.

15.   To the extent you continue to provide investors with pro forma footnote information regarding the anticipated costs of being a public company, please explain to us why your full year pro forma presentation for fiscal year 2013 includes only $62,250 of anticipated costs, while your presentation for the quarter ended March 31, 2014 includes an amount of $250,000. Please note, your pro forma presentation shall be computed assuming the transaction was consummated at the beginning of the fiscal period presented.

16.   We note on page D-21 of your filing that you have provided pro forma income tax information as part of your financial statements. It is unclear from your filing, whether or not you expect to remain an S-Corporation or if you will convert to a C-Corporation as a result of your transaction. Please clarify for us, and in your filing, your expected tax status going forward. To the extent you expect to convert to a C-Corporation as a result of the transaction, please provide a pro forma tax adjustment in your pro forma Condensed Statement of Operations at the statutory rate. Please refer to Instruction 7 of Rule 11-02(b)(8) of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kevin Stertzel, Staff Accountant, at (202) 551-3723 or John Cash, Accounting Branch Chief, at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Dickerson, Staff Attorney, at (202) 551-3749 or Era Anagnosti, Staff Attorney, at (202) 551-3369 with any other questions.

Sincerely,

/s/ Era Anagnosti,

for Pamela Long
Assistant Director

cc: Neal Beaton (*via e-mail*)
        Holland & Knight